As filed with the Securities and Exchange Commission on December 13, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB12G/A

                               AMENDMENT NO. 1 TO
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             NESCO INDUSTRIES , INC
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


          Nevada                                         13-3709558
-------------------------------            ------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


570 Lexington Avenue, Third Floor, New York, NY                  10022
-----------------------------------------------               ----------
   (Address of principal executive offices)                   (Zip Code)


Issuer's telephone number: 212/829-0880 (telecopier 212/829-8895)
                           --------------------------------------

Securities to be registered under Section 12(b) of the Act: None
                                                            ----


          Securities to be registered under Section 12(g) of the Act:
                         Common Stock, $.001 par value
                         -----------------------------

                       MENDELSOHN KARY BELL & NATOLI LLP
                          Certified Public Accountants
                                 1633 Broadway
                               New York, NY 10019
                                  212-246-3220


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
  NESCO Industries, Inc.


We have audited the accompanying consolidated balance sheet of NESCO Industries, Inc. and subsidiaries as of April 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NESCO Industries, Inc. and subsidiaries as of April 30, 1999, and the results of their operations and cash flows for each of the two years ended April 30, 1999, in conformity with generally accepted accounting principles.


                                        s/ Mendelsohn Kary Bell & Natoli LLP

New York, New York
July 27, 1999

                                   SIGNATURES


     In accordance with Section 12(g) of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 13th day of December, 1999.

                                NESCO INDUSTRIES, INC.


                                By: s/ Santo Petrocelli, Sr.
                                    --------------------------------
                                    SANTO PETROCELLI, SR., President
                                    and Chief Executive Officer



                                By: s/ Lawrence S. Polan
                                    ------------------------------------------
                                    LAWRENCE S. POLAN, Chief Financial Officer